Kandi Technologies Group, Inc.

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People Republic of China, 321016

October 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E

Washington, DC 20549

Attn: Jennifer Angelini

Re:	Kandi Technologies Group, Inc. (CIK: 0001720250) Registration Statement on Form F-4 File No. 333-259881

Ladies and Gentlemen:

Kandi Technologies Group, Inc., a company incorporated under the laws of the British Virgin Islands (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time on Tuesday, November 1, 2022, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at hxm@kandigroup.com, or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

/s/ Xiaoming Hu
Xiaoming Hu
President and Chief Executive Officer (Principal Executive Officer)

cc:	Elizabeth Fei Chen, Esq.